Exhibit 99.2

Exhibit No.	Exhibits

99.2	Appointment by the Audit Committee of Sycip Gorres Velayo & Company as the Company’s external auditors for 2019;

Appointment of Mr. Alfredo S. Panlilio as Chief Revenue Officer, effective July 1, 2019; and

Cash dividend declaration on the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock and Series JJ 10% Cumulative Convertible Preferred Stock.

Exhibit 2

May 9, 2019

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio  Global City, Taguig City

Attention:  Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 2

May 9, 2019

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:  Mr. Vicente Graciano P. Felizmenio, Jr.

     Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 2

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
8168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,641 As of March 31, 2019	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	May 9, 2019
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 2

11.  Item 4 (Resignation, Removal or Election of Directors of Officers) and Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on May 9, 2019:

1.

The Board noted and confirmed the appointment of Sycip Gorres Velayo & Co. as the Company’s external auditors to audit the financial statements of the Company for the year 2019 by the Audit Committee in its meeting held on May 8, 2019.

2.	The Board confirmed the appointment of Mr. Alfredo S. Panlilio as Chief Revenue Officer, effective July 1, 2019.

As previously disclosed, Mr. Panlilio will relinquish his post as Senior Vice President and Head of Customer Retail Services of Manila Electric Company (“Meralco”) and take over the role of Chief Revenue Officer (“CRO”) for PLDT and Smart Communications, Inc. (“SMART”) starting July 1, 2019. Mr. Ernesto R. Alberto, Executive Vice President and PLDT and SMART’s CRO will step down from his post effective June 30, 2019. He is availing of optional retirement and will pursue other opportunities within the First Pacific Group.

Mr. Panlilio joined Meralco in 2010 after serving as President and CEO of PLDT Global Corporation from June 2004. Prior thereto, he was a senior officer at PLDT and was the Corporate Business Group Head from 1999 until 2003 when he assumed the position of International and Carrier Business Group Head.

Mr. Panlilio is the Chairman/Vice Chairman or a director of several subsidiaries/affiliates of Meralco, an independent director of Cemex Holdings Philippines, Inc., and a trustee of several foundations. He is also the President of the Samahang Basketbol ng Pilipinas, Inc. and MVP Sports Foundation and the Treasurer of the National Golf Association of the Philippines. He is a recipient of multiple local and international awards for customer management and business communication excellence. He obtained his Bachelor of Science Degree in Business Administration (Computer Information Systems) from California State University – San Francisco State University, and Master in Business Administration from J. L. Kellogg School of Management of Northwestern University/The Hong Kong University of Science and Technology.

3.

The Board declared the following cash dividends out of the audited unrestricted retained earnings of the Company as at December 31, 2018, which are sufficient to cover the total amount of dividends declared:

a.

Php12,420,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending June 15, 2019, payable on June 15, 2019 to the holder of record on May 24, 2019, and

b.

Php1.00 per outstanding share of the Company’s Series JJ 10% Cumulative Convertible Preferred Stock, for the annual period ending May 31, 2019, payable on June 28, 2019 to the holder of record on May 31, 2019.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT Inc.

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/ Ma. Lourdes C. Rausa-Chan
Name	:	Ma. Lourdes C. Rausa-Chan
Title	:	Corporate Secretary

Date:  May 9, 2019